

October 22, 2014

Mr. Tan Swe Poo
Chief Executive Officer
Royale Globe Holding Inc.
68, Soi Suphaphong 3
Yak 8, Sirinakarn 40 Road
Nonghob, Praver, 10250 Bangkok, Thailand

      Re: **Royale Globe Holding Inc.**
                 Form 10-K for the Fiscal Year Ended October 31, 2013
                 Filed January 28, 2014
                 File No. 000-54292

Dear Mr. Poo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2013

General

1. We note your disclosure on page 8 that you terminated your mining business in 2010 however your company website indicates that you have a mining business. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at(202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director